575 Madison Avenue New York, NY 10022 212-940-8800 tel 212.940.8776 fax

Kathleen H. Moriarty kathleen.moriarty@kattenlaw.com 212-940-6304 direct 212-894-5504 fax

May 1, 2015

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:	Post-Effective Amendment No. 32 to Registration on Form N-1A

Filing pursuant to Rule 485(a)(1) for IndexIQ ETF Trust
Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 32 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a)(2) under the Securities Act of 1933 concerning the registration of the shares of the following exchange traded funds, which are each a series of the Trust (the “Funds”):

IQ 50 Percent Hedged FTSE International ETF

IQ 50 Percent Hedged FTSE Europe ETF

IQ 50 Percent Hedged FTSE Germany ETF

IQ 50 Percent Hedged FTSE Japan ETF

IQ 50 Percent Hedged FTSE Emerging Markets ETF

The Trust, IndexIQ Advisors LLC (the “Advisor”) and ALPS Distributors, Inc. (the “Distribution”) submitted an exemptive application on October 23, 2007 and amendments to such exemptive application on August 1, 2008, November 19, 2008, January 28, 2009, February 12, 2009 and March 10, 2009 (File No. 812-13441). The requested relief was granted on March 20, 2009, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 286338 (February 27, 2009) (notice) and Investment Company Act Release No. 28653 (March 20, 2009) (the “First Granted Order”).

In addition, the Trust, the Advisor and the Distributor submitted an exemptive application on July 3, 2012 and amendments to such exemptive application on November 21, 2012, May 15, 2013, September 19, 2013, December 18, 2013, December 20, 2013 and December 23, 2013 (File No. 812-14053). The requested relief was granted on January 22, 2014, see In the Matter of

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

May 1, 2015

IndexIQ ETF Trust, et al., Investment Company Act Release No. 30843 (December 23, 2013) (notice) and Investment Company Act Release No. 30888 (January 22, 2014) (the “Second Granted Order”).

In addition, the Trust, the Advisor and the Distributor submitted an exemptive application on May 10, 2013 and amendments to such exemptive application on September 17, 2013, December 19, 2013 and December 23, 2013 (File No. 812-14153). The requested relief was granted on January 22, 2014, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 30844 (December 23, 2013) (notice) and Investment Company Act Release No. 30889 (January 22, 2014) (the “Third Granted Order” and, together with the First Granted Order and Second Granted Order, the “Granted Orders”).

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the Granted Orders.

Please do not hesitate to contact me at (212) 940-6304 or Gregory E. Xethalis at (212) 940-8587 if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/ Kathleen H. Moriarty
Kathleen H. Moriarty

Enclosures
cc (w/enclosures):	Mr. David Fogel
Mr. Adam S. Patti
Mr. John M. Ganley
Mr. Gregory E. Xethalis

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations